      FORM 4                   U.S. SECURITIES AND EXCHANGE COMMISSION               OMB
APPROVAL
Check this box if                      Washington, D.C. 20549                     OMB Number:
3235-0287Expires: December
no longer                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP          31,
2001
subject to           Filed pursuant to Section 16(a) of the Securities Exchange   Estimated average
burdenhours per
Section 16.               Act of 1934, Section 17(a) of the Public Utility        response .... 0.5
Form 4 or Form 5        Holding Company Act of 1935 or Section 30(f) of the
obligations may                    Investment Company Act of 1940
continue.
See Instruction 1(b)

1. Name and Address of       2.Issuer Name and Ticker or Trading Symbol 6. Relationship of
Reporting Person to Issuer (Check allapplicable)
Reporting Person*                                                                  Director                10% Owner     X

Officer (give                Other (specify)           title below)           Treasurer and Controller
                                    Orbit International Corp. ("ORBT")3.IRS or Social Security Number of
ReportingPerson
(Voluntary)4.Statement forMonth/Year       February 20015.   If Amendment,

                                                       Date of Original           7.  Individual or Joint/Group Filing
(Check ApplicableLine)
   Sylvan                                              (Month/Year)
Harlan                                                                      X   Form filed by One Reporting Person
Form
filed by More than One Reporting Person


   (Last)(First)  (Middle)
    c/o 80 Cabot Court


(Street)

    Hauppauge           New
York                  11788





   (City)(State)  (Zip)      Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned


1.Title of Security          2.Trans- 3.Trans-actionCode4.Securities Acquired (A)or Disposed of
(D)5.Amount ofSecurities6.Owner-7.Nature
(Instr. 3)                   action   (Instr. 8)Code(Instr. 3, 4 and 5) Amount(A)
or(D)BeneficiallyOwned atshipof In-
                             Date                                       End of     Form:     direct
                                                                Price   Month      Direct    Bene-
                                (Month/    Day/                                    (D) or    ficial
                                 Year)                                  (Instr. 3 and4)IndirectOwner-
                                                                                   (I)       ship
                                                                                   (Instr. 4)(Instr. 4)














*If the Form is filed by more than one Reporting Person, see
      Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned(e.g., puts, calls, warrants,
options, convertible securities)


1.Title of   2.Conver-3.Trans-action4.Transac-tion Code5.Number of Deriv-ative
SecuritiesAcquired (A) orDisposed of (D)(Instr. 3,
4, and 5) (A)                                 6.Date Exer-cisable and Ex-piration
Date(Month/Day/Year)Date7.Title and Amount of
8.Priceof9.Numberof Deriv-ative
10.Owner-ship11.Na-
Derivative Security(Instr. 3)sion orExerciseDateExer-Expira-tionUnderlying Securities(Instr. 3
and 4)   TitleDeriv-ativeSecur-itySecur-Formture
             Price ofDeriva-tiveSecurity(Month/Day/(Instr. 8)Code VcisableDate(Instr.5)itiesof
De-rivativeSecu-of In-
                  Year)                                                        Bene-  rity; direct
                                                                   Amount or   ficiallyOwnedDirect(D) orIndi-Bene-
                                                                   Number ofSharesat Endrect (I)ficial
                                                                               of     (Instr. 4)Own-
                                       (D)                                     Month        ership

                                                                               (Instr. 4)   (Instr. 4)




Options to purchaseCommon 1/25/01A(1) V10,0001/25/021/25/11Common Stock10,000
N/A56,666  D
Stock (1)    $.94 pershare





Explanation of Responses:

(1) Granted pursuant to the Issuer's 2000 Employee Stock Option Plan, following a vote of the Board of Directors at a meeting held on
       January 25, 2001.


                                                                  /s/ Harlan
Sylvan                                                   2/7/01

                                                                 **Signature
of Reporting Person               Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


















                Page
2

                    SEC 1474 (7/96)